Exhibit 99.1

Nabriva Appoints Gary Sender as Chief Financial Officer

Vienna, Austria / King of Prussia, PA, May 2, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG (NASDAQ: NBRV), a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics, today announced that Gary Sender has joined the company as Chief Financial Officer. Mr. Sender will be responsible for leading Nabriva’s financial strategy and operations, supporting all functions of the organization.

“First, I want to thank Ralf Schmid for his great leadership and outstanding contributions he has provided to Nabriva since its inception 10 years ago, most recently as Chief Operating Officer and Chief Financial Officer and I wish him well in his next endeavor,” said Colin Broom M.D., CEO of Nabriva. “I am very excited to bring Gary on board as a strong leader whose broad experience with financial planning and strategic analysis in the biopharmaceutical industry appropriately qualifies him to lead and continue to build our financial operations. I am confident that he can add significant value as we continue to progress toward our goal of successfully developing and commercializing a novel, systemic antibiotic to address an unmet need in the treatment of patients with serious infections..”

Mr. Schmid has agreed to stay with Nabriva until May 31st in order to transition his current responsibilities and continue to provide consulting services to the Company on an as requested basis until the end of August 2016.

“I am very impressed by Nabriva’s accomplishments over the past year,” said Gary Sender. “The company is approaching a transformational opportunity with lefamulin Phase 3 top-line data in CABP planned for the second half of 2017 and I look forward to working with the Nabriva team to successfully lead its financing strategy and plan for the commercialization of lefamulin, while continuing to drive significant shareholder return.”

Gary Sender has over 25 years of financial leadership experience in the pharmaceutical and biopharmaceutical industries, most recently as Chief Financial Officer and EVP at Synergy Pharmaceuticals. From 2009-2015, Mr. Sender served as Senior Vice President, Finance at Shire plc. supporting its Specialty Pharmaceuticals business and subsequently its Global Commercial businesses. He was responsible for financial management and support of all commercial areas of Shire’s $6 billion Specialty Pharmaceutical and Rare Disease businesses, with an emphasis on resource allocation, financial forecasting, business cases and M&A. Prior to joining Shire, he was the founding CFO of Tengion — a biotechnology company in the field of Regenerative Medicine. Mr. Sender spent 15 years in a number of leadership roles within Merck, including Investor Relations, M&A Finance, Treasury and Divisional Financial Management. Mr. Sender holds a bachelor’s degree in Finance and Information Systems from Boston University and a master’s degree in Industrial Administration (MBA) with a concentration in Finance from Carnegie-Mellon University.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva’s lead pleuromutilin product candidate, lefamulin, is being developed to be the first systemically available pleuromutilin for human use and is the first new class of antibiotic to reach late stage clinical development for CABP in over a decade. Nabriva believes lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and favorable tolerability profile. Nabriva also intends to further pursue the development of lefamulin for additional indications, including the treatment of acute bacterial skin and skin structure infections, and is developing a formulation of lefamulin appropriate for pediatric use.

Nabriva owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan

Forward Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, initiation and conduct of Phase 3 clinical trials of lefamulin for CABP, the clinical utility of lefamulin for CABP and Nabriva’s plans to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s final prospectus dated September 17, 2015 for its U.S. initial public offering and in other filings it makes with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva’s views as of the date of this release. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this release.